5/12

05007863

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TNR Gold Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL
3

FILE NO. 82- 4434 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw
DAT : 5/13/05

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

RECEIVED

2005 MAY 12 A

OFFICE OF INT
CORPORATE

AR/S
12-31-04

TNR
Gold Corp.

P.O. Box 11604
Suite 620
650 West Georgia Street.
Vancouver, British Columbia
Canada V6B 4N9

Telephone: 604.687.7551
Fax: 604.687.4670
Toll Free: 800.667.4470
www.tnrgoldcorp.com

TNR GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

AUDITORS' REPORT

To the Shareholders of
TNR Gold Corp.

We have audited the consolidated balance sheets of TNR Gold Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

April 12, 2005

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR GOLD CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2004	2003
ASSETS		
Current		
Cash	$ 1,028,923	$ 181,995
Funds held in trust	147,654	8,881
Receivables	10,922	19,691
Marketable securities (Note 3)	68,679	65,000
Prepaid expenses	96,249	87,988
	1,352,427	363,555
Equipment (Note 4)	7,901	2,937
Mineral properties (Note 5)	1,083,698	962,627
Deferred exploration costs (Note 6)	3,064,213	2,885,640
Deferred financing cost (Note 7)	-	8,951
	$ 5,508,239	$ 4,223,710
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 315,443	$ 320,924
Convertible debenture (Note 8)	-	137,201
	315,443	458,125
Shareholders' equity		
Capital stock (Note 9)	14,357,692	12,034,401
Equity component of convertible debenture	-	15,000
Contributed surplus (Note 9)	444,546	330,497
Deficit	(9,609,442)	(8,614,313)
	5,192,796	3,765,585
	$ 5,508,239	$ 4,223,710

Nature and continuance of operations (Note 1)
Subsequent events (Note 15)

On behalf of the Board:

"Gary Schellenberg" Director "Paul Chung" Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2004	2003
EXPENSES		
Administration fees	$ 12,000	$ 12,000
Amortization	10,523	6,041
Argentina administration	137,799	31,910
Bank charges and interest	2,530	3,972
Consulting fees	87,848	74,986
Filing fees	23,178	10,522
Interest and finance charges	25,698	-
Loan bonus	22,500	-
Management fees	30,000	30,000
Office and miscellaneous	42,960	23,839
Professional fees	124,336	106,073
Property investigation	-	159,251
Rent	24,000	42,000
Shareholder communications	123,543	114,576
Stock-based compensation (Note 9)	68,478	45,993
Transfer agent fees	7,688	10,974
Travel and promotion	12,029	24,975
Loss before other items	(755,110)	(697,112)
OTHER ITEMS		
Gain on sale of marketable securities	56,234	26,415
Interest income	1,294	7,308
Loss on settlement of note receivable	-	(6,127)
Write-down of marketable securities	(14,458)	-
Write-off of mineral properties (Note 5)	(89,500)	-
Write-off of deferred exploration costs (Note 6)	(193,589)	-
	(240,019)	27,596
Loss for the year	(995,129)	(669,516)
Deficit, beginning of year	(8,614,313)	(7,944,797)
Deficit, end of year	$ (9,609,442)	$ (8,614,313)
Basic and diluted loss per common share	$ (0.06)	$ (0.07)
Weighted average number of common shares outstanding	17,412,865	9,914,525

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (995,129)	$ (669,516)
Items not affecting cash:		
Accretion of liability component of convertible debt	12,799	2,201
Accrued interest on note receivable	-	(5,208)
Amortization of equipment	1,572	4,492
Amortization of financing cost	8,951	1,549
Foreign exchange on marketable securities	2,163	-
Gain on sale of marketable securities	(56,234)	(26,415)
Loan bonus	22,500	-
Loss on settlement of note receivable	-	6,127
Stock-based compensation	68,478	45,993
Write-down of marketable securities	14,458	-
Write-off of mineral properties	89,500	-
Write-off of deferred exploration costs	193,589	-
Changes in non-cash working capital items:		
Decrease (increase) in receivables	8,769	(3,040)
Increase in prepaid expenses	(8,261)	(87,988)
Increase (decrease) in accounts payable and accrued liabilities	(5,481)	213,460
Net cash used in operating activities	(642,326)	(518,345)
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	-	329,888
Deferred exploration costs	(618,338)	(812,984)
Recovery of deferred exploration costs	26,676	19,500
Proceeds from sale of marketable securities	255,434	71,415
Purchase of equipment	(6,536)	-
Net cash used in investing activities	(342,764)	(392,181)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	2,162,938	862,190
Share issuance costs	(42,147)	(12,700)
Proceeds from (repayment of) convertible debenture	(150,000)	150,000
Deferred financing costs	-	(10,500)
Loan proceeds	150,000	-
Repayment of loan	(150,000)	-
Net cash provided by financing activities	1,970,791	988,990
Increase in cash during the year	985,701	78,464
Cash, beginning of year	190,876	112,412
Cash, end of year	$ 1,176,577	$ 190,876
Cash represented by:		
Cash	$ 1,028,923	$ 181,995
Funds held in trust	147,654	8,881
	$ 1,176,577	$ 190,876

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and is in the business of exploring and developing its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

During the 2003 fiscal year, the Company changed its name from TNR Resources Ltd. to TNR Gold Corp. and consolidated its outstanding common shares on the basis of four old shares for one new share. All references to number of common shares and per common share amounts have been retroactively restated to reflect the consolidation, unless otherwise noted.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2004	2003
Working capital (deficiency)	$ 1,036,984	$ (94,570)
Deficit	(9,609,442)	(8,614,313)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina S.A. and Compania Minera San Juan S.A., companies incorporated under the laws of Argentina. All significant inter-company balances and transactions have been eliminated upon consolidation.

Marketable securities

Marketable securities are recorded at the lower of cost or market value. Realized gains or losses on sale of securities are determined based on specific cost basis.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided annually over the estimated useful life using the following methods:

Office furniture	20% declining balance
Computer equipment	30% declining balance

Mineral property interests and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties and deferred exploration costs do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Costs of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. The adoption of this accounting policy during the current year has not affected the Company's financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Government grants

Government assistance is recorded when received as either a cost recovery in deferred exploration costs or credited in the statement of operations as determined by the terms and conditions of the agreement under which the assistance is provided to the Company.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the exchange rates prevailing on the respective transaction dates. Exchange gains and losses arising on translation are included in the statement of operations.

Stock-based compensation

The Company accounts for stock options granted to employees and non-employees using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measured and are recognized over the vesting period. The cost of the stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per common share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted of substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

Marketable securities are comprised of the following:

		2004		2003
Dasher Exploration Ltd. ("Dasher") (Nil (2003 – 433,333) common shares with a market value of $Nil; 2003 - $138,667)	$	-	$	65,000
Geocom Resources Incorporated ("Geocom") (50,000 common shares with a market value of $19,879; 2003 - $Nil)		19,879		-
Tenke Mining Corporation ("Tenke") (20,000 common shares with a market value of $78,200; 2003 - $Nil))		48,800		-
	$	68,679	$	65,000

4. EQUIPMENT

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 8,309	$ 8,309	$ -	$ 8,309	$ 8,309	$ -
Computer equipment	11,472	3,571	7,901	4,936	1,999	2,937
	$ 19,781	$ 11,880	$ 7,901	$ 13,245	$ 10,308	$ 2,937

5. MINERAL PROPERTIES

Mineral property acquisition costs relate to the following properties:

	December 31, 2003	Additions	Write-offs	December 31, 2004
Argentina				
Solitario Properties	$ 595,728	$ -	$ -	$ 595,728
Canada				
Opikeigen Lake (Ontario)	49,500	30,000	(79,500)	-
Spring Gold Claims (New Brunswick)	10,000	-	(10,000)	-
United States				
Shotgun Claims (Alaska)	267,399	150,000	-	417,399
Lake Illiamna–Bristol Bay (Alaska)	40,000	30,571	-	70,571
	$ 962,627	$ 210,571	$ (89,500)	$ 1,083,698

5. MINERAL PROPERTIES (cont'd…)

	December 31, 2002	Additions	December 31, 2003
Argentina			
Solitario Properties	$ 595,728	$ -	$ 595,728
Canada			
Opikeigen Lake (Ontario)	49,500	-	49,500
Spring Gold Claims (New Brunswick)	10,000	-	10,000
United States			
Shotgun Claims (Alaska)	142,399	125,000	267,399
Lake Illiamna–Bristol Bay (Alaska)	-	40,000	40,000
	$ 797,627	$ 165,000	$ 962,627

Title to mineral property interests

Title to mineral property interests involve certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.

Solitario Properties (Argentina)

The Company holds a 100% interest in several mineral property interests in Northwest Argentina. During the years ended December 31, 2004 and 2003, the Company entered into agreement with respect to the mineral property interests as follows:

Batidero Property (Argentina)

The Company granted an option to Tenke to acquire a 75% interest in the Batidero mineral properties. As consideration, Tenke was required to issue 200,000 common shares and to incur exploration expenses totalling $2,000,000. The terms are as follows:

i) Issue 50,000 common shares on or before July 1, 2003 (received for a value of $45,000);
ii) Issue 75,000 common shares on or before July 1, 2004 (received for a value of $183,000);
iii) Incur $850,000 on or before June 30, 2005 (incurred);
iv) Issue 59,000 common shares on or before July 1, 2005;
v) Incur an additional $650,000 on or before June 30, 2006; and
vi) Incur an additional $500,000 on or before June 30, 2007.

5. MINERAL PROPERTIES (cont'd...)

La Carolina Property (Argentina)

The Company granted an option to Geocom Resources Inc. ("Geocom"), a company with a common director, to acquire a 75% interest in the La Carolina Property in San Luis, Argentina.

Pursuant to the agreement, Geocom can earn its interest by incurring exploration expenditures totaling US$2,000,000 over four years at a minimum of US$100,00 per year, and by issuing 50,000 common shares (50,000 common shares received for a value of $36,500) each year on or before April 30, 2004 to 2007.

If Geocom fails to meet the minimum exploration payments it will issue 50,000 common shares to the Company in lieu of US$100,000 minimum exploration expenditures.

Los Azules (Argentina)

The Company signed a letter of understanding with MIM Argentina Exploraciones S.A. ("Xstrata") granting Xstrata an option to acquire a 100% interest in the Los Azules project in Argentina.

To earn its interest Xstrata must make cash payments totaling US$560,000 and incur exploration expenditures totaling US$1,000,000 by May 15, 2008 as follows:

i) Pay US$20,000 on or before May 15, 2004 (received);
ii) Pay US$30,000 on or before May 15, 2005;
iii) Pay US$100,000 on or before May 15, 2006;
iv) Pay US$160,000 on or before May 15, 2007; and
v) Pay US$250,000 on or before May 15, 2008.

The Company has an option to repurchase a 25% interest upon completion of a feasibility study.

Opikeigen Lake (Ontario)

The Company entered into a Letter of Intent to acquire a 50% interest in the Opikeigen Lake Property located in Ontario. To date the Company has issued 125,000 common shares at a value of $52,000 and agreed to issue an additional 200,000 common shares and incur $500,000 in staged exploration expenditures over two years. During the fiscal 2004 year, management decided not to acquire the interest and wrote off the acquisition costs of $79,500 and the deferred exploration costs of $112,209 to operations.

5. MINERAL PROPERTIES (cont'd...)

Spring Gold Claims (New Brunswick)

The Company holds a 51% interest in the Spring Gold property located in New Brunswick.

During the fiscal 2004 year, management decided not to continue with its interest and wrote-off the acquisition costs of $10,000 and the deferred exploration costs of $81,380 to operations.

Shotgun Claims (Alaska)

The Company holds an option agreement to acquire a 50% interest in certain unpatented mineral claims located in the Kuskokwim and Bristol Bay recording district, Alaska from Nova Gold Resources Inc. ("Nova Gold"). The Company is required to incur exploration expenditures totalling US$3,100,000 on or before December 31, 2006 and issue Nova Gold up to a maximum of 1,312,500 common shares (1,275,000 common shares to date, of which 750,000 common shares were issued during the year for a value of $150,000) of the Company on or before May 1, 2006.

Under the restated agreement, the US$3,100,000 is to be spent as follows:

i) US$500,000 on or before December 31, 2003 (incurred);
ii) An aggregate of US$1,250,000 on or before December 31, 2004 (incurred $991,540, the Company complied with exploration requirements subsequent to year end);
iii) An aggregate of US$2,100,000 on or before December 31, 2005; and
iv) An aggregate of US$3,100,000 on or before December 31, 2006.

After the first option is completed, the Company has the option to earn an additional 20% interest by incurring exploration expenditures totalling US$6,000,000 and issuing $1,000,000 of common shares by May 31, 2009. The claims are subject to a 5% net proceeds royalty. As a finder's fee, the Company issued warrants to acquire 625,000 common shares exercisable at $0.40 per share until October 4, 2004. The fair market value of these warrants using the Black-Scholes option pricing model was $117,399 and is included in acquisition costs.

Lake Illiamna-Bristol Bay (Alaska)

The Company entered into a farm-out agreement with BHP Billiton Mineral Exploration Inc. ("BHPB") to acquire the right to earn a 70% interest in certain mineral claim blocks located in the Lake Illiamna-Bristol Bay area, Alaska. The Company agreed to the following:

i) Incur exploration costs of not less than US$800,000 on or before September 30, 2004 (not incurred). These costs must include 1,750 meters of diamond drilling.
ii) Issue to BHPB, 250,000 share purchase warrants, exercisable at an exercise price of $1.80 per share until November 30, 2004 (the warrants expired unexercised).

5. **MINERAL PROPERTIES** (cont'd…)

Lake Illiamna-Bristol Bay (Alaska) (cont'd…)

During the year ended December 31, 2003, the Company issued 50,000 common shares with a value of $40,000 as a finder's fee.

During the 2004 fiscal year, the Company and BHPB amended the farm out agreement as follows:

i) Issue to BHPB, 1,000,000 share purchase warrants. The fair market value of these warrants using the Black-Scholes option pricing model is $30,571 and is included in acquisition costs. The warrants are exercisable at an exercise price of $0.40 per share until November 10, 2006;
ii) Complete a geophysical survey and a commitment to drill two holes of not less than 250 metres each on certain claims known as the D claims on or before June 20, 2005;
iii) Complete an aggregate of 1,750 meters of diamond drilling including not less than two drill holes of not less than 250 meters each on the D claims and not less than three drill holes of not less than 250 meters each on certain claims known as the H claims on or before December 31, 2005; and
iv) Incur aggregate expenditures of $2,500,000 on or before December 30, 2006 if BHPB exercises the warrants on or before July 31, 2005, or by incurring aggregate expenditures of not less than $800,000 on or before December 31, 2005 if BHPB does not exercise the warrants on or before July 31, 2005.

As part of the amendment, the Company may exercise its option to earn a 70% interest in the H and the S claims only and not the entire property. In order to earn this interest the Company has agreed to:

i) Complete an aggregate of 1,000 meters of diamond drilling on the H and the S claims including not less than three drill holes of not less than 250 meters on the H claims on or before December 31, 2005; and
ii) Incur aggregate expenditures of not less than $2,500,000 on or before December 30, 2006 if BHPB exercises its warrants on or before July 31, 2005 or by incurring aggregate expenditures of not less than $800,000 on or before December 31, 2005 if BHPB does not exercise the warrants on or before July 31, 2005.

During the year ended December 31, 2003, the Company granted an option to Geocom to earn a 75% interest in the Company's 70% interest in the Lake Illiamna project. To earn its interest, Geocom must expend a minimum of US$500,000 in exploration costs prior to September 26, 2004 (incurred). Geocom is subject to the same terms and conditions as the Company on the amended farmout agreement with BHP.

The farm out agreement is subject to BHPB's right to back in to 70% ownership of the property or the H and S claims by financing the project to a feasibility study and to an 80% ownership by financing the property to bring a mine into commercial production.

6. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the year ended December 31, 2004 were incurred on properties in Canada, Alaska and Argentina as follows:

2004	Solitario Properties, Argentina	Opikeigen Lake, Ontario	Spring Gold Claims, New Brunswick	Shotgun Claims, Alaska	Lake Illiamna Bristol Bay, Alaska	Total 2004
Deferred exploration costs, beginning of year	$ 2,149,143	$ 103,920	$ 81,380	$ 546,897	$ 4,300	$ 2,885,640
Additions during the year						
Assays	-	-	-	42,840	-	42,840
Demobilization	-	-	-	29,159	-	29,159
Field expenditures	-	-	-	141,209	-	141,209
Field personnel	49,311	-	-	-	-	49,311
Geological consulting	93,307	8,289	-	126,288	3,000	230,884
Legal	11,972	-	-	-	-	11,972
Miscellaneous	-	-	-	888	-	888
Mobilization	-	-	-	48,815	-	48,815
Property leases and taxes	-	-	-	10,631	-	10,631
Staking fees	5,764	-	-	29,642	-	35,406
Transportation and freight	-	-	-	4,218	-	4,218
Travel and related	2,050	-	-	10,955	-	13,005
	162,404	8,289	-	444,645	3,000	618,338
	2,311,547	112,209	81,380	991,542	7,300	3,503,978
Written-off during the year	-	(112,209)	(81,380)	-	-	(193,589)
Costs recovered	(246,176)	-	-	-	-	(246,176)
Deferred exploration costs, end of year	$ 2,065,371	$ -	$ -	$ 991,542	$ 7,300	$ 3,064,213

6. DEFERRED EXPLORATION COSTS (cont'd...)

2003	Solitario Properties, Argentina	Opikeigen Lake, Ontario	Spring Gold Claims, New Brunswick	Shotgun Claims, Alaska	Lake Illiamna Bristol Bay, Alaska	Total 2003
Deferred exploration costs, beginning of year	$ 1,999,136	$ 2,504	$ 94,124	$ 21,392	$ -	$ 2,117,156
Additions during the year						
Administrative	-	4,470	121	11,748	1,650	17,989
Airborne surveying	-	-	-	312,350	-	312,350
Assaying	-	-	780	16,571	-	17,351
Field expenditures	5,181	27,318	-	91,579	-	124,078
Field personnel	96,829	40,794	-	60,868	-	198,491
Geological consulting	55,311	26,350	5,820	27,138	2,650	117,269
Legal	6,764	-	-	-	-	6,764
Miscellaneous	1,016	2,484	35	484	-	4,019
Property leases and taxes	2,010	-	-	350	-	2,360
Transportation and freight	7,896	-	-	4,417	-	12,313
	175,007	101,416	6,756	525,505	4,300	812,984
	2,174,143	103,920	100,880	546,897	4,300	2,930,140
Costs recovered	(25,000)	-	(19,500)	-	-	(44,500)
Deferred exploration costs, end of year	$ 2,149,143	$ 103,920	$ 81,380	$ 546,897	$ 4,300	$ 2,885,640

7. DEFERRED FINANCING COSTS

Deferred financing costs consist of the finder's fee of $10,500 paid to obtain the convertible debenture (Note 8).

	2004	2003
Finder's fee	$ 10,500	$ 10,500
Amortization	(10,500)	(1,549)
	$ -	$ 8,951

8. CONVERTIBLE DEBENTURE

		2004		2003
Convertible debenture accruing interest at 8% per annum (payable quarterly), maturing November 7, 2004. During the year, the Company repaid the debenture and accrued interest.	$	-	$	150,000
Balance to be accreted		-		(12,799)
Net convertible debenture	$	-	$	137,201

The Company repaid the debenture by borrowing $150,000. The loan was a short term loan that matured on September 30, 2004, accrued interest at 12.68% per annum and required the Company to pay a loan bonus of $22,500 payable in common shares of the Company. The Company repaid the loan plus accrued interest and issued 250,000 common shares for the loan bonus.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares		Amount		Contributed Surplus
Authorized					
90,000,000 common shares, without par value					
10,000,000 Class "A" non-voting convertible redeemable shares, without par value					
Issued					
1,974,907 Class "A" shares (2003 – 1,974,907) with a stated value of $Nil					
Common shares issued					
Balance, December 31, 2002	9,104,170	$	11,013,150	$	201,265
Private placement	2,429,500		394,900		139,590
Finder's fee on private placement	129,465		21,043		7,439
Finder's fee on private placement	-		(21,043)		(7,439)
Issuance costs, commissions	-		(12,700)		-
Exercise of warrants – finder's fee on mineral properties	425,000		226,351		(56,351)
Exercise of warrants – private placement	400,000		116,000		-
Exercise of stock options	69,500		41,700		-
Acquisition of mineral properties	462,500		125,000		-
Settlement of long-term debt	409,092		90,000		-
Finder's fee on mineral properties	50,000		40,000		-
Stock-based compensation	-		-		45,993

- Continued -

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

	Number of Shares	Amount	Contributed Surplus
Cont'd...			
Balance, December 31, 2003	13,479,227	12,034,401	330,497
Private placements	11,499,998	1,625,000	-
Finder's fee on private placement	406,700	61,005	-
Issuance costs, commissions	-	(103,152)	-
Exercise of warrants	2,082,150	537,938	-
Acquisition of mineral properties	850,000	180,000	-
Loan bonus	250,000	22,500	-
Stock-based compensation	-	-	68,478
Warrants issued to acquire mineral property	-	-	30,571
Equity component of convertible debenture	-	-	15,000
Balance, December 31, 2004	28,568,075	$ 14,357,692	$ 444,546

On June 9, 2004, the Company issued 250,000 common shares at a value of $0.09 per share for a total value of $22,500 as a loan bonus (Note 8).

On July 28, 2004, the Company completed a private placement and issued 5,000,000 units at $0.13 per unit for gross proceeds of $650,000. Each unit consisted of one share and one share purchase warrant entitling the holder thereof to purchase an additional common share at $0.16 until July 28, 2006. A finder's fee was paid in the amount of $42,147.

On December 1, 2004, the Company completed a private placement and issued 6,499,998 units at $0.15 per unit for gross proceeds of $975,000. Each unit consisted of one share and one share purchase warrant entitling the holder thereof to purchase an additional common share at $0.20 until December 1, 2005 or at $0.25 until December 1, 2006.

The Company issued a total of 406,700 units valued at $61,005 to the agents as settlement of the 7% finder's fee payable on the private placement, the units have the same terms and conditions as the private placement.

During the year ended December 31, 2003, the Company issued 2,429,500 units at a price of $0.22 per unit for gross proceeds of $534,490. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.25 expiring December 3, 2005. Of the total consideration, $394,900 was allocated to the common stock and $139,590 was allocated to contributed surplus for the warrants. A finder's fee of $12,700 and 129,465 units was paid as compensation for the placement. The finder's fee units were valued at $28,482, of which $21,043 was allocated to common stock and $7,439 was allocated to the warrants in contributed surplus.

During the year ended December 31, 2003, the Company issued 425,000 common shares at a price of $0.40 per common share upon the exercise of warrants for cash proceeds of $170,000. These warrants, which had a corresponding fair value of $56,351 on original issuance, were recorded as capital stock.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock for a period preceding the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2002	660,125	$ 0.60
Options granted	428,000	0.22
Options expired/cancelled	(93,125)	0.62
Options exercised	(69,500)	0.60
Balance, December 31, 2003	925,500	0.43
Options granted	1,075,000	0.13
Options expired/cancelled	(497,500)	0.32
Balance, December 31, 2004	1,503,000	$ 0.16
Number of options currently exercisable	1,503,000	$ 0.16
Weighted average fair value of options granted during fiscal 2004		$ 0.06
Weighted average fair value of options granted during fiscal 2003		$ 0.11

As at December 31, 2004, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
428,000	$ 0.22	September 3, 2005
1,075,000	0.13	October 20, 2006

Stock-based compensation

The total stock-based compensation recognized under the fair value method was $68,478 (2003 - $45,993), using the Black-Scholes option-pricing model.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock-based compensation (cont'd...)

The following assumptions were used for the Black-Scholes option-pricing model calculation of stock options granted during the year:

	2004	2003
Risk-free interest rate	3.16%	2.98%
Expected life of options	2 years	2 years
Expected annualized volatility	77%	90%
Dividend rate	0.00%	0.00%

Warrants

At December 31, 2004, the Company had the following share purchase warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
911,815	$ 0.25	December 3, 2005
5,000,000	0.16	July 28, 2006
1,000,000	0.40	November 10, 2006 (i)
6,906,698	0.20	December 1, 2005
	if unexercised then at 0.25	December 1, 2006

(i) The fair value of the 1,000,000 warrants issued pursuant to the Illiamna mineral property agreement was recorded at $30,571 which was allocated to the mineral property acquisition cost and contributed surplus respectively. The assumptions used for the Black-Scholes option pricing model for the valuation of the agents options granted were:

Risk-free interest rate	3.32%
Expected life of the warrants	2 years
Expected annualized volatility	77.20%
Dividend rate	0.00%

10. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at December 31, 2004 is $166,878 (2003 - $188,219) which is due to directors, a spouse of a director and a company having common directors.

10. RELATED PARTY TRANSACTIONS (cont'd…)

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2003 - $30,000) to a director.

b) Paid or accrued administration fees of $12,000 (2003 - $12,000) to the spouse of a director.

c) Paid or accrued deferred exploration costs of $158,163 (2003 - $162,352) to a company having common directors.

d) Paid or accrued rent of $24,000 (2003- $42,000) to a company having common directors.

e) Paid or accrued consulting fees of $48,524 (2003 - $49,200) to a director and a company controlled by a director.

f) Paid or accrued property investigation expenses of $Nil (2003 – $159,051) to a company controlled by common directors.

g) Recognized stock-based compensation expense of $41,087 (2003 - $29,874) to directors.

Related party transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, funds held in trust, receivables, marketable securities, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Currency risk

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in Argentina. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

11. FINANCIAL INSTRUMENTS (cont'd…)

Risk management (cont'd…)

The Company does not maintain significant cash or other monetary assets or liabilities in Argentina. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

12. SEGMENTED INFORMATION

The Company operates in one business segment which is the exploration of mineral properties.

The Company's mineral property interests are located in Argentina, Canada and the United States. Geological information is as follows:

	2004	2003
Loss for the year		
Argentina	$ (137,799)	$ (31,910)
Canada	(857,330)	(637,606)
	$ (995,129)	$ (669,516)

2004	Total Assets	Mineral Properties	Deferred Exploration Costs	Other Assets
Assets				
Argentina	$ 2,661,099	$ 595,728	$ 2,065,371	$ -
Canada	1,360,328	-	-	1,360,328
United States	1,486,812	487,970	998,842	-
	$ 5,508,239	$ 1,083,698	$ 3,064,213	$ 1,360,328

12. SEGMENTED INFORMATION (cont'd...)

2003	Total Assets	Mineral Properties	Deferred Exploration Costs	Other Assets
Assets				
Argentina	$ 2,744,871	$ 595,728	$ 2,149,143	$ -
Canada	620,243	59,500	185,300	375,443
United States	858,596	307,399	551,197	-
	$ 4,223,710	$ 962,627	$ 2,885,640	$ 375,443

13. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2004	2003
Cash paid during the year for interest	$ 7,938	$ -
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2004 were as follows:

a) The Company issued 100,000 common shares at a value of $30,000 pursuant to the Opikeigen Lake mineral property agreement (Note 5).

b) The Company issued 750,000 common shares at a value of $150,000 pursuant to the Shotgun mineral property agreement (Note 5).

c) The Company issued 250,000 common shares at a value of $22,500 for a loan bonus pursuant to the loan agreement (Note 8).

d) The Company issued 406,700 common shares at a value of $61,005 as a finder's fee on the 6,499,998 unit private placement.

e) The Company received 75,000 common shares of Tenke at a value of $183,000 pursuant to the option agreement on the Batidero property (Note 5).

f) The Company received 50,000 common shares of Geocom at a value of $36,500 pursuant to an option agreement where Geocom can earn a 75% interest in the La Carolina property (Note 5).

g) The Company recorded the fair value of 1,000,000 warrants issued pursuant to the Illiamna mineral property agreement of $30,571 to mineral properties acquisition costs and to contributed surplus respectively (Note 5).

13. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd…)

Significant non-cash transactions during the year ended December 31, 2003 included:

a) The Company issued 462,500 common shares valued at $125,000 pursuant to the Shotgun Claims mineral property agreement.

b) The Company issued 50,000 common shares valued at $40,000 as a finder's fee pursuant to the Lake Illiamna-Bristol Bay mineral property agreement.

c) The Company issued 409,092 common shares to settle $90,000 of long-term debt.

d) The Company received 25,000 common shares of Tenke valued at $25,000, pursuant to the Solitario Properties mineral agreement.

e) The Company received 433,333 common shares of Dasher valued at $65,000 in full settlement for a note receivable, resulting in a loss on settlement of $6,127, being accrued interest forgiven.

f) The Company recorded the fair value of $139,590 for the warrants and $7,439 for agent's warrants relating to the finder's fee.

14. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003
Loss for the year	$ (995,129)	$ (669,516)
Expected income tax (recovery)	$ (354,465)	$ (251,738)
Difference in foreign tax rates	52,646	11,998
Net non-deductible items	206,838	153,067
Deductible taxable item	(31,441)	(6,985)
Unrecognized benefits of non-capital losses	126,422	93,658
Actual income tax recovery	$ -	$ -

14. INCOME TAXES (cont'd...)

Details of future income tax assets are as follows:

	2004	2003
Future income tax assets:		
Non-capital loss carryforwards	$ 581,000	$ 545,000
Capital loss carryforwards	-	2,000
Mineral property and related exploration expenditures	1,620,000	536,000
Property and equipment	8,000	12,000
Other	56,000	23,000
Total future income tax assets	2,265,000	1,118,000
Less: valuation allowance	(2,265,000)	(1,118,000)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,630,000. These losses, if not utilized, will expire through 2014. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $6,000,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other assets have not been recognized in these financial statements and have been offset by a valuation allowance.

15. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2004:

a) The Company issued 588,815 common shares for total proceeds of $124,074 pursuant to the exercise of warrants and 105,000 common shares for total proceeds of $13,650, pursuant to the exercise of stock options.

b) Subject to regulatory approval, the Company granted 75,000 stock options at $0.28 per share and 1,100,000 stock options at $0.35 per share, exercisable for two years.

TNR GOLD CORP.
FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2004

The following discussion and analysis, prepared as of April 28, 2005, should be read together with the audited consolidated financial statements for the year ended December 31, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on the Company's website at www.tnrgoldcorp.com and SEDAR at www.sedar.com.

Description of Business

Since incorporation in 1988, TNR Gold Corp. ("the Company") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on, the Shotgun Project joint-ventured with NovaGold Resources Inc., the La Carolina Project in Argentina joint-ventured with Geocom Resources Inc., the Illiamna Lake project joint-ventured with Geocom Resources Inc. and BHP Billiton in Alaska and the Batidero property in Argentina.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year:

Argentina Claims

1. In February 2004, Tenke Mining Corp (the Company's joint-venture partner) announced the discovery of a large copper/gold/molybdenum (Cu-Au-Mo) porphyry system on the TNR's Batidero and Tenke's adjoining Lirio property. This discovery was the result of a large geophysical, sampling and trenching program.
2. In February 2004, geologists from Project Operator Geocom Resources Ltd. ("Geocom") announced that they had completed a two-month field program on the La Carolina property in early December 2003. The program consisted of data acquisition, compilation, and geochemical analysis followed by field mapping and rock-chip sampling. As a result of the compilation and fieldwork, eight mineralized showings were identified within the southern half of the property that range from single outcrops with minimal evaluation to mineralized zones with significant drill data.
3. In February 2004, the Company was informed by Xtrata plc ("Xtrata") of Australia that Xtrata will commence an exploration program on the Los Azules Project this Spring. Los Azules is located 175 air kms west of San Juan within the El Indio gold belt. The property has large porphyry copper/gold potential.
4. In June 2004, the Company announced that its joint venture partner, Geocom, commenced the diamond drilling of four holes at its La Carolina Project. The program is expected to drill a total of 3,500 meters.
5. In June 2004, the Company announced that it reached an agreement with Tenke Gold Corporation amending the existing July 1, 2002 agreement to include concession rights to a package of the Company's copper/gold exploration projects in the San Juan and La Rioja provinces, Argentina (the "Northern Properties"). These are added to the earn-in right on the Batidero Property.

6. In July 2004, the Company received 75,000 common shares of Tenke Mining Corporation ("Tenke") valued at $183,000 pursuant to the option agreement on the Batidero property.
7. In September 2004, the Company received 50,000 common shares of Geocom Resources Incorporated valued at $36,500 pursuant to an option agreement where Geocom can earn a 75% interest in the La Carolina property.
8. In September 2004, the Company received sample assays from the diamond drilling program on the La Carolina gold project. A total of 2,500 metres was drilled in 15 holes to test previously defined gold anomalies. Based on the drill assays, Geocom's geologists have confirmed the association of gold mineralization with regional fault structures. In addition, there is a strong association of anomalous gold with enhanced arsenic values, which could provide a guide to further exploration.

Other Events and Transactions

1. On January 23, 2004, the Company announced the appointment of Mr. John Fraser, P.Geo. to the Board of Directors.
2. In January 2004, the Company issued 435,000 common shares at $0.29 for proceeds of $126,150 pursuant to the exercise of share purchase warrants.
3. Repriced 297,500 inventive stock options granted to employees, directors and consultants which expired October 20, 2004 from $0.60 to $0.32 per share.
4. Repriced 200,000 inventive stock options granted to employees, directors and consultants which expired November 24, 2004 from $0.64 to $0.32 per share.
5. In January 2004, the Company issued 100,000 common shares valued at $30,000 pursuant to the Opikeigen Lake mineral property agreement.
6. In May 2004, the Company announced that it had amended the agreement related to the Shotgun Claims in Alaska with Nova Gold Resources Inc ("Nova Gold"). The significant amendments are the extension of the work commitment deadline dates from May to December of each year, and the increase of the overall expenditure requirements by US$100,000 to US$3,100,000 over four years, upon completion of which, together with the issuance of $1,000,000 of common shares to Nova Gold by May 31, 2009.
7. In June 2004, the Company issued 750,000 common shares at a deemed price of $0.20 per share valued at $150,000 to Nova Gold pursuant to the second amended and restated Shotgun property option agreement.
8. Held its Annual General Meeting on June 10, 2004 in Vancouver, British Columbia, Canada. All proposed resolutions were passed.
9. The Company secured a $150,000 loan from Quest Capital Corp. The loan bore interest at 12% per annum and was due by September 30, 2004 (repaid in August, 2004). A loan bonus of $22,500 payable in common shares of the Company was issued to Quest as consideration for the loan. The loan proceeds were applied to pay out a convertible debenture issued to the Company in November 2003.
10. In July 2004, the Company closed a private placement and issued 5,000,000 units at $0.13 per unit for proceeds of $650,000. Each unit consisted of one share and one share purchase warrant, exercisable at $0.16 until July 28, 2006. The securities issued under the private placement are subject to a hold period expiring on November 29, 2004.
11. In August 2004, the Company announced that it has mobilized an exploration crew to its Shotgun project. The focus of the program is to delineate drill targets on the Shotgun zone extension.
12. In September 2004, the Company's joint venture partner, Geocom Resources, completed a geophysical survey and commenced a drill program on the Iliamna project. The drill program will be a minimum total of 1,000 metres at four locations on the H claim block.
13 On October 21, 2004, the Company granted 1,075,000 stock options valued at $68,478 to directors and employees at $0.13 per option with an October 20, 2006 expiry date.
14 On November 12, 2004, the Company announced that it arranged a private placement of 6,499,998 units at $0.15 per unit for gross proceeds of $975,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.25 until December 1, 2005 or at $0.25 until December 1, 2006. A finder's fee of 406,700 units valued at $61,005 was paid.
15 On December 9, 2004, the Company and BHP Minerals International Exploration Inc. ("BHP") tentatively agreed to amend the option agreement on the Lake Illiamna-Bristol Bay property.
16 On December 10, 2004, the Company's management decided not to acquire the 50% interest in the Opikeigen Lake gold project from Slam Exploration Ltd. and Pure Gold Minerals Inc. The Company wrote off the acquisition costs of $79,500 and deferred exploration costs of $112,209 to operations.

Selected Annual Information

	For The Year Ended December 31, 2004	For The Year Ended December 31, 2003
Total revenues	$ 57,528	$ 33,723
Net loss before extraordinary items	(995,129)	(669,516)
Net loss	(995,129)	(669,516)
Basic and diluted loss per share	(0.06)	(0.07)
Total assets	5,508,239	4,223,710
Total long-term liabilities	-	-
Cash dividends	-	-

The Company has earned interest revenue from cash and investments held in banks and from the sale of securities held as short term investments. Revenues from the current period are significantly higher than the previous year due to a $62,393 gain on sale of the marketable securities. However the net gain was reduced to $56,234 from a $6,160 loss on sale of marketable securities. Revenues in the previous year comparable period consisted of a $26,415 gain on sale of securities and interest income. Total assets increased because additional mineral claims were acquired, more exploration work was performed, the Company received cash from two private placements and the exercise of warrants.

The Company's accounting policy is to record its mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off. During the current year, the Company abandoned the Opekeigen Lake property and wrote-off the $79,500 acquisition cost and $112,209 of deferred exploration costs.

During the year, management decided not to continue with its interest in the Spring property located in New Brunswick and wrote-off acquisition costs of $10,000 and the deferred exploration costs of $81,380.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a net loss of $995,129 (2003 - $669,516), comprised of some of the following significant expenses: $12,000 (2003 - $12,000) in administration fees; $137,799 (2003 - $31,910) in administration expenses for the subsidiary's office in Argentina; $87,848 (2003 - $74,986) in consulting fees; $23,178 (2003 - $10,522) in filing fees; $30,000 (2003 - $30,000) in management fees; $42,960 (2003 - $23,839) in office and miscellaneous costs; $124,336 (2003 - $106,073) in professional fees (audit, accounting and legal); $24,000 (2003 - $42,000) in office rent; $123,543 (2003 - $114,576) in shareholder communications; $7,688 (2003 - $10,974) in transfer agent fees and $12,029 (2003 - $24,975) in travel and promotion.

The Company also earned $1,294 (2003 - $7,308) in interest income and $56,234 (2003 - $26,415) as a gain on the sale of marketable securities.

A $14,458 (2003 - $Nil) loss on marketable securities has been recorded pursuant to the Company's accounting policy of valuing marketable securities at the lower of cost or market value.

As a result of the Company no longer pursuing exploration on the Opekeigen Lake property, the Company wrote-off $191,709 in acquisition and deferred exploration costs.

Most expenses are comparable to the previous period. Argentina administration expenses increased due to more activity in the Company's foreign office and an accrual for estimated severance pay. Interest expense is attributed to the loan payable, interest paid on the convertible debenture as well as the finders' fees on the convertible debenture. During the period the Company settled the loan payable and interest. The Company also paid the convertible debenture and interest in full. Consulting fees increased as a result of more exploration work being conducted on the Company's mineral properties. Rent expense decreased due to a reduction in the monthly rental charges at the Company's head office.

During the period the Company incurred $618,338 in exploration expenses, which were directed to its Argentina, Canada and US operations compared to $812,984 for the same period last year.

The Company has an investor relations contract with Capital Associates to provide media and investor relation services to publicize the Company's exploration activities and to promote the Company to the media and to potential shareholders. During the year, the Company paid $67,000 (2003 - $60,000) to Capital Associates in investor relation fees. Investor relation fees of $Nil (2003 - $10,926) were paid to Michael Baybok & Company. The Company also utilizes in-house staff to answer investor calls, update and maintain the Company's website and prepare marketing materials. These costs amounted to $47,436 (2003 - $35,660). The Company also paid or accrued $9,107 (2003 - $7,990) in shareholder costs related to news release dissemination and shareholder mailings.

Summary of Quarterly Results

	For the Quarters Ended			
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Total assets	$ 5,508,239	$ 4,545,622	$ 4,253,852	$ 4,182,124
Mineral properties and deferred costs	4,147,911	4,294,798	4,119,093	3,934,896
Working capital (deficiency)	1,036,984	(19,213)	(285,569)	(142,555)
Shareholders' equity	5,192,796	4,282,792	3,836,841	3,801,399
Revenues	13,764	112	43,370	282
Net Loss	(571,132)	(166,603)	(137,058)	(120,336)
Earnings (loss) per share	(0.03)	(0.01)	(0.01)	(0.01)

	For the Quarters Ended			
	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total assets	$ 4,223,710	$ 3,607,492	$ 3,511,493	$ 3,581,271
Mineral properties and deferred costs	3,848,267	3,379,477	3,141,920	3,066,418
Working capital (deficiency)	(94,570)	48,153	199,603	333,091
Shareholders' equity	3,765,585	3,433,497	3,347,911	3,356,417
Revenues	20,764	2,564	1,752	8,643
Net Loss	(342,705)	(88,404)	(123,506)	(114,901)
Earnings (loss) per share	(0.03)	(0.01)	(0.02)	(0.01)

Significant changes in key financial data from 2004 to 2002 can be attributed to the write-down of various mineral properties and related deferred exploration costs and revenues generated from interest income and the sale of various short term investments. Also, the working capital position of the Company has changed over the period. This was the result of the Company obtaining debt and equity financing that provided a source of funds. Then over the two year period, the Company spent the funds on the acquisition of additional mineral claims, exploration expenses and general and administration costs.

Liquidity

These audited consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	December 31, 2004	December 31, 2003
Working capital deficiency	$ 1,036,984	$ (94,570)
Deficit	(9,609,442)	(8,614,313)

Net cash used in operating activities for the year was $642,326 compared to net cash used of $518,345 during the same period from last year. The cash used in operating activities for the period consists primarily of the operating loss and a change in non-cash working capital.

Net cash used in investing activities for the year was $342,764 compared to net cash used during the previous period of $392,181. Cash used during the current year consists primarily of expenditures of $618,338 on deferred exploration costs. Similar costs during the previous period were $812,984. The Company also received proceeds of $255,433 from the sales of marketable securities during the current period and $71,415 in the previous comparable period.

Financing activities provided net cash of $1,970,971 during the current year, compared to $988,990 for the previous year. The issuance of common shares and a loan payable (repaid) were the primary sources of proceeds during the current year. All of the previous period's financing activities were all attributed to the issuance of common shares.

Capital Resources

a) In January 2004, the Company issued 435,000 common shares pursuant to the exercise of warrants for proceeds of $126,150.

b) On July 28, 2004, the Company closed a private placement and issued 5,000,000 units at $0.13 a unit for proceeds of $650,000. Each unit consisted of one share and one share purchase warrant, exercisable at $0.16 until July 28, 2006. The securities issued under the private placement are subject to a hold period expiring on November 29, 2004.

   Proceeds from the private placement will be used to fund a summer-autumn exploration program on the Shotgun property in Alaska as well as for general corporate purposes.

   A finder's fee was paid in the amount of $42,146.

c) During November and December 2004, the Company issued 1,647,150 common shares for proceeds of $411,788 from the exercise of warrants priced at $0.25 per option.

d) On December 1, 2004, the Company closed a private placement and issued 6,499,998 units at $0.15 per unit for proceeds of $975,000. Each unit consisted of one share and one share purchase warrant entitling the holder thereof to purchase an additional common share at $0.20 until December 1, 2005 or at $0.25 until December 1, 2006.

The following are expenditures that the Company is required to make in order to maintain its mineral claims and agreements in good standing:

Shotgun Claims (Alaska)

The Company entered into an option agreement to acquire a 50% interest in certain unpatented mineral claims located in the Kuskokwim and Bristol Bay recording district, Alaska from Nova Gold Resources Inc. ("Nova Gold"). During the year, as per the restated agreement, the Company has to incur exploration expenditures totalling US$3,100,000 on or before December 31, 2006 and issue Nova Gold up to a maximum of 1,312,500 common shares (1,275,000 common shares to date, of which 750,000 common shares were issued during the year for a value of $150,000) of the Company on or before May 1, 2006.

Under the restated agreement, the US$3,100,000 is to be spent as follows:

i) US$500,000 on or before December 31, 2003 (incurred);
ii) An aggregate of US$1,250,000 on or before December 31, 2004 (incurred $991,540, the Company complied with exploration requirements subsequent to year);
iii) An aggregate of US$2,100,000 on or before December 31, 2005; and
iv) An aggregate of US$3,100,000 on or before December 31, 2006.

After the first option is completed, the Company has the option to earn an additional 20% interest by incurring exploration expenditures totalling US$6,000,000 and issuing $1,000,000 of common shares by May 31, 2009. The claims are subject to a 5% net proceeds royalty. As a finder's fee, the Company issued warrants to acquire 625,000 common shares exercisable at $0.40 per share until October 4, 2004. The fair market value of these warrants using the Black-Scholes option pricing model was $117,399 and is included in acquisition costs.

Lake Illiamma-Bristol Bay (Alaska)

The Company entered into a farm-out agreement with BHP Billiton Mineral Exploration Inc. ("BHPB") to acquire the right to earn a 70% interest in certain mineral claim blocks located in the Lake Illiamna-Bristol Bay area, Alaska. The Company agreed to the following:

i) Incur exploration costs of not less than US$800,000 on or before September 30, 2004 (not incurred). These costs must include 1,750 meters of diamond drilling.
ii) Issue to BHPB, 250,000 share purchase warrants, exercisable at an exercise price of $1.80 per share until November 30, 2004 (the warrants expired unexercised).
iii) If BHPB exercises its share purchase warrants, then the Company must incur cumulative exploration costs of US$2,500,000 on or before September 26, 2006, which was not required.

During the year ended December 31, 2003, the Company issued 50,000 common shares with a value of $40,000 as a finder's fee.

During the current year, the Company and BHPB amended the farm out agreement as follows:

i) Issue to BHPB, 1,000,000 share purchase warrants. The warrants are exercisable at an exercise price of $0.40 per share until November 10, 2006;
ii) Complete a geophysical survey and a commitment to drill two holes of not less than 250 metres each on certain claims known as the D claims on or before June 20, 2005;
iii) Complete an aggregate of 1,750 meters of diamond drilling including not less than two drill holes of not less than 250 meters each on the D claims and not less than three drill holes of not less than 250 meters each on certain claims known as the H claims on or before December 31, 2005; and
iv) Incur aggregate expenditures of $2,500,000 on or before December 30, 2006 if BHPB exercises the warrants on or before July 31, 2005, or by incurring aggregate expenditures of not less than $800,000 on or before December 31, 2005 if BHPB does not exercise the warrants on or before July 31, 2005.

As part of the amendment, the Company may exercise its option to earn a 70% interest in the H and the S claims only and not the entire property. In order to earn this interest the Company has agreed to:

i) Complete an aggregate of 1,000 meters of diamond drilling on the H and the S claims including not less than three drill holes of not less than 250 meters on each of the H claims on or before December 31, 2005; and
ii) Incur aggregate expenditures of not less than $2,500,000 on or before December 30, 2006 if BHPB exercises its warrants on or before July 31, 2005 or by incurring aggregate expenditures of not less than $800,000 on or before December 31, 2005 if BHPB does not exercise the warrants on or before July 31, 2005.

During the year ended December 31, 2003, the Company entered into an option agreement with Geocom to earn from the Company a 75% interest on the Company's 70% interest in the Lake Illiamna project. To earn its interest, Geocom must expend a minimum of US$500,000 in exploration costs prior to September 26, 2004 (incurred). Geocom is subject to the same terms and conditions as the Company on the amended farmout agreement with BHPB.

The farm out agreement is subject to BHPB's right to back in to 70% ownership of the property or the H and S claims by financing the project to a feasibility study and to an 80% ownership by financing the property to bring a mine into commercial production.

Solitario Properties (Argentina)

The Company holds a 100% interest in several mineral property interests in Northwest Argentina. To date, the Company has exploration data on several of the mineral property interests, but no exploration data on several remaining mineral property interests. It is in the intention of the Company to explore the remaining mineral properties itself or in joint ventures with other interested parties. During the years ended December 31, 2004 and 2003, the Company entered into agreement with respect to the mineral property interests as follows:

Batidero Property (Argentina)

The Company granted an option to Tenke to acquire a 75% interest in the Batidero mineral properties. As consideration, Tenke was required to issue 200,000 common shares and to incur exploration expenses totalling $2,000,000. The terms are as follows:

i) Issue 50,000 common shares on or before July 1, 2003 (received for a value of $45,000);
ii) Issue 75,000 common shares on or before July 1, 2004 (received for a value of $183,000);
iii) Incur $850,000 on or before June 30, 2005 (incurred to June 30, 2004 - $1,012,721);
iv) Issue 59,000 common shares on or before July 1, 2005;
v) Incur an additional $650,000 on or before June 30, 2006; and
vi) Incur an additional $500,000 on or before June 30, 2007.

La Carolina Property (Argentina)

The Company granted an option to Geocom, a company with a common director, to acquire a 75% interest in the La Carolina Property in San Luis, Argentina.

Pursuant to the agreement, Geocom can earn its interest by incurring exploration expenditures totaling US$2,000,000 over four years at a minimum of US$100,00 per year (At December 31, 2004, US$600,335 incurred), and by issuing 50,000 common shares (50,000 common shares received for a value of $36,500) each year on or before April 30, 2004 to 2007.

If Geocom fails to meet the minimum exploration payments it will issue 50,000 common shares to the Company in lieu of US$100,000 minimum exploration expenditures.

Los Azules (Argentina)

The Company signed a letter of understanding with Xtrata (MIM Argentina Exploraciones S.A.) granting Xtrata an option to acquire a 100% interest in the Los Azules project in Argentina.

To earn its interest Xtrata must make cash payments totaling US$560,000 and incur exploration expenditures totaling US$1,000,000 by May 15, 2008 as follows:

i) Pay US$20,000 on or before May 15, 2004 (received);
ii) Pay US$30,000 on or before May 15, 2005;
iii) Pay US$100,000 on or before May 15, 2006;
iv) Pay US$160,000 on or before May 15, 2007; and
v) Pay US$250,000 on or before May 15, 2008.

The Company has an option to repurchase a 25% interest upon completion of a feasibility study.

Opikeigen Lake (Ontario)

The Company entered into a Letter of Intent to acquire a 50% interest in the Opikeigen Lake Property located in Ontario. The Company issued 125,000 common shares (100,000 common shares issued during the year for a value of $30,000) and agreed to issued an additional 200,000 common shares and incur $500,000 in staged exploration expenditures over two years. During the year, management decided not to acquire the interest and wrote off the acquisition costs of $79,500 and the deferred exploration costs of $112,209 to operations.

Spring Gold Claims (New Brunswick)

The Company holds a 51% interest in the Spring property located in New Brunswick. The Company entered into an agreement with the province of New Brunswick whereby the province granted monies to the Company for the exploration costs incurred. These grants, when received, are included in costs recovered. During the year ended December 31, 2003, the Company received final payment of $19,500.

During the year, management decided not to continue with its interest and wrote-off the acquisition costs of $10,000 and the deferred exploration costs of $81,380 to operations.

Related Party Transactions

Included in accounts payable and accrued liabilities at December 31, 2004 is $166,878 (2003 - $188,219) which is due to directors, a spouse of a director and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2003 - $30,000) to a director.
b) Paid or accrued administration fees of $12,000 (2003 - $12,000) to the spouse of a director.
c) Paid or accrued deferred exploration costs of $158,163 (2003 - $162,352) to a director and a company having common directors.
d) Paid or accrued rent of $24,000 (2003- $42,000) to a company having common directors.
e) Paid or accrued $48,524 (2003 - $49,200) to a director and a company controlled by a director.
f) Paid or accrued property investigation expenses of $Nil (2003 – $159,051) to a company controlled by common directors.
g) Paid or accrued legal fees of $55,892 (2003 - $48,608) to a law firm, of which a director of the Company is a partner.
h) Recognized stock-based compensation expense of $41,087 (2003 - $29,874) to directors.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, funds held in trust, receivables, marketable securities, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Currency risk

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in Argentina. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in Argentina. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Subsequent Events

Exercised Options and Warrants

The Company issued 588,815 common shares for total proceeds of $124,074 pursuant to the exercise of warrants and 105,000 common shares for total proceeds of $13,650, pursuant to the exercise of stock options.

Director Appointed

On January 7, 2005, the Company announced the appointment of Paul K Conibear to its board of directors. Mr. Conibear has over 20 years experience in mining projects in North America, Spain, Africa, Chile and extensive experience on exploration and development projects in Argentina. A civil engineer by training, his background includes eighteen years of project and construction management on a wide range of international projects.

Options Granted

The Company granted Mr. Conibear incentive stock options entitling him to purchase up to 75,000 common shares at $0.28 per share and 1,100,000 stock options at $0.35 per share, exercisable for two years.

Argentina Work Program Commences

On January 10, 2005, the Company announced that its joint venture partner Tenke Mining Corp. has initiated the 2005 exploration drilling season at the Batidero copper/gold project.

Shotgun Update

On January 21, 2005, the Company announced that it completed the 2004 season of exploration on the Shotgun project. The focus of the 2004 season was to explore areas with geology and geochemistry similar to that of the area now called the Main Shotgun zone.

Follow-up exploration of the recently acquired 14,080 acres of new mineral claims has identified new drill targets for the 2005 exploration season in addition to extension drilling on the Main Shotgun zone. Drilling is expected to commence in early summer 2005.

Illiamna Update

Geocom has issued official notice that they have complied with all the terms of the amending BHPB – Illiamna agreement to earn a 50% interest in TNR's interest in the H and S Claims. The Company has, in due course, issued official notice to BHPB that the Company has now vested its interest in the claims and triggers a six-month review period by BHPB and to either elect to exercise its first back-in provision, exercise its share purchase warrants or form a joint venture.

TNR GOLD CORP.

2005 ANNUAL GENERAL MEETING

2005 Annual General Meeting
Materials Attached:

Notice of Meeting

Information Circular

Financial Statements

Proxy

The 2005 Annual General Meeting of the shareholders of TNR Gold Corp. is being held at 620 – 650 W. Georgia St, Vancouver, B.C., V6B 4N9, on Friday, May 27th at 10:00 a.m.

TNR Gold Corp.
Suite 620 – 650 W. Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 687-7551 and Fax: (604) 687-4670

TNR GOLD CORP.

Suite 620-650 West Georgia Street
Vancouver, British Columbia V6B 4N9
Ph (604) 687 7551 Fax: (604) 687 4670

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of TNR Gold Corp. (the "Company") will be held at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, on **Friday, May 27, 2005 at 10:00 a.m.** for the following purposes:

1. To receive the Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2004 and the auditors' report thereon;

2. To fix the number of directors to be elected for the ensuing year at six;

3. to elect directors of the Company for the ensuing year;

4. To appoint the auditors for the Company for the ensuing year and authorize the Directors to fix the auditors' remuneration;

5. To approve the Company's 2005 Stock Option Plan, which shall be limited to 10% of the issued shares of the Company at the time of any granting of options; and

6. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Proxy Circular. The audited financial statements, auditors' report and form of proxy accompany this Notice.

The Directors have fixed the close of business on April 22, 2005 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy. A shareholder who is unable to attend the Meeting in person and who wishes to ensure that their shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of Proxy and deliver it to the Company's transfer agent: PACIFIC CORPORATE TRUST COMPANY, 10TH floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, FACSIMILE (604) 689-8144, by fax, hand or by mail in accordance with the instructions set out in the form of Proxy and Management Proxy Circular.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Schellenberg"
President, Director

April 22, 2005
Vancouver, British Columbia

TNR GOLD CORP.

620 – 650 West Georgia Street
Vancouver, B.C., V6B 4N9

MANAGEMENT INFORMATION CIRCULAR FOR THE 2005 ANNUAL GENERAL MEETING OF MEMBERS

This information is given as at April 22, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management (the "Management") of **TNR GOLD CORP.** (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. It is expected that the solicitation will be primarily by Mail. Proxies may also be solicited personally by employees of the Company. Cost of the Solicitation will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Company who will not be directly compensated therefore. The Company has arranged for intermediaries to forward meeting materials to beneficial owners of the Shares held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

PROXY INSTRUCTIONS

Appointment of Proxy

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a member shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of PROXY must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's Transfer Agent, PACIFIC CORPORATE TRUST COMPANY no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address for Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 and its fax number is (604) 689-8144

The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the member is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of the Company confer discretionary authority upon the Chairman of the Meeting to accept proxies which do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles.

Voting by Proxy and Exercise of Discretion

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

REVOCATION OF PROXIES

Any registered shareholder who has returned a proxy may revoke it at any time before it has expired. In addition to revocation in any other manner permitted by law, a member may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to be have been revoked. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders (as defined below under "Non Registered Holders of Common Shares") who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.**

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Most members of the Company are "non-registered" members ("Non-Registered Holders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. In addition, a person is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("NI 54-101") of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy (collectively, the "Proxy Solicitation Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them or unless there is a special meeting involving abridged timing under NI 54-101. Very often, Intermediaries will use service companies, such as ADP Independent Investor Communication Corporation ("ADP"), to forward the Proxy Solicitation Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a) be given a form of proxy which **has already been signed by the Intermediary** (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and **deposit it with the Transfer Agent as provided above**; or

(b) more typically, be given a voting instruction form which is **not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company** (such as ADP), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who received one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of shares divided into an unlimited number of common shares without par value and an unlimited number of Class "A" Non-voting Convertible Redeemable Shares without par value. As at April 22, 2005, there are 29,261,890 common shares and 1,974,907 Class A Non-voting Convertible Redeemable Shares issued and outstanding. Each Common Share carries the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on the 22nd day of April, 2005, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

NAME OF MEMBER	NUMBER OF SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING SHARES
RAB Special Situations LP	4,000,000	13.67%
Tenke Mining Corp.	5,000,000	17.09%

The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.com..

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authorities in British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of, this information circular:

- Interim Financial Statements for 2004

Copies of the documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company at 620-650 West Georgia Street, Vancouver, B.C., V6B 4N9. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

ELECTION OF DIRECTORS

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at six. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned each, directly or indirectly, or over which each exercised control or direction, as at the date of this Information Circular:

Name of Nominee and Present Offices Held	Present Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(3)
Gary D. A. Schellenberg (2) President, Chief Executive Officer and Director	President and Chief Executive Officer of TNR Gold Corp.	August 27, 1990	266,667
Paul Chung, Secretary, Chief Financial Officer and Director	Secretary and Chief Financial Officer of TNR Gold Corp.	December 12, 1994	59,094
John Fraser(2) (4)(6) Director	Geologist, independent consultant through Fraser Geological Services, VP Exploration Northern Lion Gold Corp.	January 22, 2004	Nil
Christopher Engle Herald(2) (4), Director	President, CEO and Director of Crown Resources Corporation, President, CEO and Director of Solitario Resources Corporation; Director of Maestro Ventures Ltd. and Gryphon Gold Corp.	June 22, 1998	Nil
Greg Johnson(4) Director	Vice President, Corporate Development and Communications of NovaGold Resources Inc.	June 19, 2002	25,000
Paul Conibear(5) Director	President and Chief Executive Officer of Tenke Mining Corp.	December, 2004	277,500

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) Member of Audit Committee.

(3) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof is based on information furnished by the transfer agent of the Company and by the nominees themselves.

(4) Member of the Compensation Committee.

(5) Pursuant to a Subscription Agreement between the Company and Tenke Mining Corp. dated November 8, 2004, Tenke Mining Corp. is entitled to name one representative for appointment to the Board of Directors of the Company for such period so long as Tenke Mining Corp. retains not less than 50% of the Units it had subscribed for pursuant to the Subscription Agreement.

(6) Mr. John Fraser is and was a director of Mantle Minerals Inc., which was the subject of cease trade orders issued by the Alberta and B.C. Securities Commission on November 21, 2003 and November 25, 2003, respectively for failure to file interim financial statements. The cease trade order of the Alberta Securities Commission was revoked due to expiration and reissued as a final order on December 5, 2003. The cease trade orders of the Alberta and B.C. Securities Commission were revoked on August 3, 2004 upon the filing of the required interim financial statements.

Pursuant to the provisions of the *Business Corporations Act* of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of Gary D. A. Schellenberg, Christopher Herald and John Fraser. For additional information regarding the Company's Audit Committee, please see below. The Company does not have an executive committee. The Company has a Compensation Committee for the purposes of determining the appropriate compensation to be granted to senior officers and directors of the Company, which, at the present time, is comprised of Christopher Herald, John Fraser and Greg Johnson. The Company also has a Corporate Governance and Nominating Committee to assists the Board of Directors in identifying, screening and recommending qualified candidates to serve as directors of the Company and in advising on the Company's corporate governance procedures, which, at the present time, is comprised of Paul Chung, Paul Conibear and Paul Simpson, the Company's legal counsel.

Except as disclosed above, as at the date of this Information Circular and within the ten years before the date of this Information Circular, no proposed director:

(a) is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

i. was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii. was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii. within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

AUDIT COMMITTEE

The audit committee has various responsibilities as set forth in Multilateral Instrument 52-110 ("MI 52-110")

Audit Committee Charter and Composition of the Audit Committee

The audit committee's charter is set out below:

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors a majority of whom shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Audit Committee must be "financially literate" as defined under Multilateral Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) review and discuss with management and the auditors the Company's audited financial statements and accompanying Management's Discussion and Analysis of Financial Conditions ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(e) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(f) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(i) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(j) oversee and annually review the Company's Code of Business Conduct and Ethics;

(k) approve material contracts where the Board of Directors determines that it has a conflict;

(l) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m) where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company's expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o) review and monitor all related party transactions which may be entered into by the Company; and

(p) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

As noted above, the members of the audit committee are Gary D. A. Schellenberg, Christopher Herald and John Fraser. Each of Christopher Herald and John Fraser are independent members of the audit committee. All members are considered to be financially literate.

A member of the audit committee is *independent* if the member has no director or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgment.

A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that a generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

The Company's auditors have not provided any material non-audited services.

External Auditor Services Fees

The audit committee has reviewed the nature and amount of the services provided by Davidson & Company, Chartered Accountants, to the Company to ensure auditor independence. Fees incorrect with Davidson & Company for audit services in the last two fiscal years are outlined below:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2003	Fees Paid to Auditor in Year Ended December 31, 2004
Audit Fees (1)	$15,515.00	$26,750.00
Audit Related Fees (2)	$10,700.00	$5,066.45
Tax Fees (3)	$3,370.50	$2,530.55
All other Fees (4)	$0	$3,424.00
Total	$29,585.50	$37,771.00

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflect in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category include fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" includes all other non-audit services".

Exemptions

The Issuer is relying on the exemptions provided for in Section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of certain of its reporting obligations under MI 42-110.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table (presented in accordance with Form 51-102F6 – *Statement of Executive Compensation* ("Form 51-102F6") pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations*) sets forth all annual and long term compensation for services, in all capacities, to the Company in each of the three most recent financial years ended December 31, 2004 (to the extent required by Form 51-102F6), in respect of the Chief Executive Officer, Chief Financial Officer and each of the Company's other three most highly paid executive officers as at December 31, 2004 with annual compensation in excess of $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended Dec 31	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)	Restricted Common Shares or Restricted Share Units	LTIP Payouts	All other Compensation
Gary D. A. Schellenberg President, Chief Executive Officer	2004	Nil	Nil	$30,000	200,000(1)	Nil	Nil	Nil
	2003	Nil	Nil	$30,000	100,000(2)	Nil	Nil	Nil
	2002	Nil	Nil	$30,000.	116,250(3)	Nil	Nil	Nil
Paul Chung, Secretary, Chief Financial Officer	2004	Nil	Nil	19,200	200,000(4)	Nil	Nil	Nil
	2003	Nil	Nil	19,200	70,000(5)	Nil	Nil	Nil
	2002	Nil	Nil	19,200	106,250(6)	Nil	Nil	Nil

(1) 200,000 exercisable at $0.13 expiring on October 21, 2006
(2) 100,000 exercisable at $0.22 expiring on September 3, 2005.
(3) 50,000 exercisable at $0.32 expiring November 24, 2004, plus 66,250 options at $0.32 expiring October 20, 2004.
(4) 200,000 exercisable at $0.13 expiring on October 21, 2006
(5) 70,000 exercisable at $0.22 expiring on September 3, 2005.
(6) 50,000 exercisable at $0.32 expiring November 24, 2004, plus 56,250 options at $0.32 expiring October 20, 2004.

Long-term Incentive Plan ("LTIP") Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year and does not include option or stock appreciation rights ("SARS") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs")

A stock appreciation right "SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company's shares. No SARS were granted to or exercised by any Named Executive Officer or any directors during the most recently completed financial year.

The Company granted the following stock options to purchase common shares during the fiscal year ended December 31, 2004 to Named Executive Officers.

OPTION/SAR GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees & Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Schellenberg	200,000	18.6%	$0.13	$0.14	October 21, 2006
Paul Chung	200,000	18.6%	$0.13	$0.14	October 21, 2006

The stock options exercised by the Named Executive Officers during the financial year ended

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTIONS/SAR VALUES

No stock options were exercised by the Named Executive Officers during the financial year ended December 21, 2004. The value of the unexercised in-the-money options at the financial year December 31, 2004 is $171,900.

No stock options were repriced during the financial year ended December 31, 2004.

Termination of Employment, Changes in Responsibility & Employment Contracts

As at February 1, 2005, the Company entered into Employment Agreements with Gary Schellenberg and Paul Chung. Under the Employment Agreements, Mr. Schellenberg receives a base salary of $60,000 and Mr. Chung receives a base salary of $36,000. Each may receive a cash bonus of up to 50% of the base Salary if the Compensation Committee, in its sole discretion determines that the Company has met the applicable short-term and long-term business performance objectives, to be established by the Board or the Compensation Committee. In the event of a termination without cause or resulting from a change in control, Mr. Schellenberg and Mr. Chung are entitled to receive a lump sum payment equal to 12 months of the base salary plus any performance bonuses previously granted but unpaid.

Compensation Committee

The Company has a Compensation Committee whose current members are John Fraser, Greg Johnson and Christopher Herald. All of the members of the Committee are unrelated directors. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating the compensation practices of the executive officers of the Company. This Committee has been empowered to monitor the Company's employment policies and practices to assist the Board in meeting its responsibilities to the Company, shareholders and employees, review the organizational structure and compensation policies of the Company to ensure that they are consistent with and support the Company's long term strategic plan and short term operating plans, review the levels and forms of total compensation, including direct and variable cash compensation, stock options, perquisites and benefit plans for the senior management and members of the Board, and review and approve the specific executive compensation programmes for each member of the senior management group.

Compensation of Directors

During the year ended December 31, 2004, pursuant to a Management Contract with the Company, the Chief Executive Officer of the Company, Gary Schellenberg, received the sum of $2,500 per month, plus reasonable expenses. The Management Contract was terminated in favour of the Employment Agreement noted above.

The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year.

There are no formal plans pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with TSX Venture Exchange Policy at the discretion of its Board of Directors. The following directors received options under the Stock Option Plan in their capacity as a director the financial year ended December 31, 2004.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options/SARs Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Schellenberg	200,000	$0.13	$0.14	October 20, 2006
Paul Chung	200,000	$0.13	$0.14	October 20, 2006
Christopher Herald	75,000	$0.13	$0.14	October 20, 2006
John Fraser	75,000	$0.13	$0.14	October 20, 2006
Greg Johnson	75,000	$0.13	$0.14	October 20, 2006

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its stock option plan (the "Plan") which was previously approved by the Shareholders on June 10, 2004. The Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and Compensation Committee of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements may not exceed 10% o f the total number of issued and outstanding shares. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan ***Information as at December 31, 2004***

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price or outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders	1,503,000 common shares	$0.16	1,353,807 common shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,503,000 common shares		1,353,807 common shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as previously disclosed in an Information Circular, no informed person (a director , officer or holder of 10% of more of the Shares) or proposed nominee for election as a director of the Company or anu associate or affiliate of any such informed person or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the enclosed instrument of proxy will vote for the reappointment of Davidson & Company Chartered Accountants, of Vancouver, B.C. as auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company on November 30, 1994.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of 10% Rolling Stock Option Plan

At the Company's Annual General Meeting held June 10, 2004, Members of the Company authorized the directors to establish a rolling Stock Option Plan (the "Rolling Plan"), under which the Directors were authorized to grant options for 10% of the issued and outstanding shares of the Company from time to time. The purpose of a Stock Option Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company 's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSX").

Under the Policies of the Exchange options granted under such a rolling plan are not required to have a vesting period, although the directors may continue to grant options with vesting periods, as the circumstances require. The Rolling Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the Rolling Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to any one person exceeding 5% of the issued shares of the Company;

   (b) the issuance, within a one year period, to insiders of the Company of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee (as defined by the Exchange) who provides Investor Relations services of a number exceeding 2% of the issued shares of the Company.

2. The aggregate number of shares which may be issued pursuant to options granted under the Rolling Plan, may not exceed 10% of the issued and outstanding shares of the Company as at the date of the Grant.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if the Company is listed on Tier 2, TSX Venture Exchange or without any allowable discount if the Company is listed on Tier 1, TSX Venture Exchange or on the TSX.

4. The options may be exercisable for a period of up to 5 years. The options may be exercisable for a period of up to 10 years if the Company is listed on Tier 1, TSX Venture Exchange, or on the TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Rolling Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

The Rolling Plan must be approved yearly by the shareholders of the Issuer in order to re-set the number of shares that can be granted under the Rolling Plan.

If shareholder approval of the Rolling Plan is obtained, any options granted or amendments made to options previously granted pursuant to the Rolling Plan will not require further shareholder approval although notice of options granted under the Rolling Plan must be given to the Exchange. Any amendments to the Rolling Plan must also be approved by the Exchange and, if necessary, by the shareholders of the Company prior to becoming effective.

Shareholder approval of the Rolling Plan requires a simple majority of the votes cast by the Shareholders.

The text of the Rolling Plan is available for review by any Shareholder up until the day preceding the Meeting at the Company's registered and records offices at 2080 – 777 Hornby Street, Vancouver, British Columbia.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

> "**BE IT RESOLVED THAT** the Stock Option Plan authorizing the directors to grant options on shares up to a maximum of 10% of the Company's shares issued and outstanding from time to time, as at the date of the relevant Grant, be and it is hereby approved, together with all options granted thereunder as at the date hereof, and that the board of directors be and they are hereby authorized, without further shareholder approval, to carry out the intent of this resolution."

If this resolution is approved by shareholders it is expected that the Board of Directors will in due course grant further options under the Rolling Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Plan.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2004 and the report of the auditor thereon will be placed before the Meeting. The consolidated audited financial statements, report of the auditor and management's discussion and analysis are being mailed to registered shareholders with the Notice of Meeting and this Information Circular.

Additional information relating to the Company is on SEDAR at www.sedar.com . Shareholders may contact the Company at its registered offices at Suite 2080-777 Hornby Street, Vancouver, British Columbia, V6Z 1S4 to request copies of the Company 's financial statements and MD&A. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 22nd day of April, 2005.

BY ORDER OF THE BOARD

"Gary D. A. Schellenberg"
Gary Schellenberg, President

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

"Gary D. A. Schellenberg"
Gary Schellenberg, President, CEO

"Paul Chung"
Paul Chung, Director, CFO

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

May 27, 2004

La Carolina Project Update

Further to the news release dated 14 April 2004 regarding the results of work at the La Carolina Project in Argentina, TNR Gold Corp is pleased to announce the receipt of additional results from the final batch of samples taken in the recent field program. This program has been conducted by TNR's partner Geocom Resources Inc (OTCBB:GOCM) which has the right to earn 75% of the project (see TNR news release dated 5 May 2003).

The new results delineate two additional gold anomalies, both located in the Cerro Pajaros area of the property. Geocom and TNR management remain pleased with the results to date. Consequently, an originally planned 2,500 metre drilling program has been extended to 3,500 metres to test all new zones delineated to date.

The Cerro Pajaros soil sample grid was established to cover an area of extensive grey chalcedonic stockwork veining found during geological mapping. Grab samples of rock outcrop in the area returned gold values ranging from below detection limit to 7.4 grams per tonne (0.22 oz/ton) and silver values ranging from below detection to 84 grams per tonne (2.5 oz/ton). Cerro Pajaros is a small hill of silicified volcanic rock located at the intersection of the WNW structure that transects the El Camino, El Camino East and Estancia gold showings, and a large NE fault zone.

Results of the soil sampling survey show 2 distinct clusters of anomalous values, one in the northeast corner of the grid and the other across the southern portion of the Pajaros area. The southern anomaly is coincident with the trace of the WNW fault zone and comprises a combined gold-arsenic-silver anomaly extending 400m WNW by 100m NNE (1312 feet by 328 feet), with the long axis oriented along the WNW structural zone. The anomalous zone remains open to the east and west. The northeast gold-arsenic anomaly defines a 100m by 100m area (328 feet by 328 feet). This cluster of anomalous samples is related to a contact zone between two volcanic rock types that appears to be a fault zone.
This news release has been prepared under the supervision of Mr. John Harrop, P. Geo, TNR's qualified person on the Carolina Project.

ON BEHALF OF THE BOARD

Paul Chung
Director

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

May 28, 2004

Shotgun Gold Project Agreement Revision

TNR Gold Corp. (TNR:TSX.V) wishes to announce that it has amended the agreement (first announced February 18, 2002) between TNR and NovaGold Resources Inc. ("NovaGold") respecting the Shotgun Project, located in the emerging Kuskokwim Gold Belt in Alaska.

The significant amendments to the agreement are the extension of the work commitment deadline dates from May to December of each year, and the increase of the overall expenditure requirements by $100,000 to $3,100,000 over four years, upon completion of which, together with the issuance of 1,000,000 shares to NovaGold, TNR will have acquired a 50% interest in the Shotgun Project. In 2004, $750,000 is required to be expended on or before December 31, 2004, an additional $850,000 on or before December 31, 2005 and a final $1,000,000 on or before December 31, 2006.

TNR can earn an additional 20% by expending an additional $6 million in exploration expenditures in increments of $2 million each year and issuing to NovaGold $1,000,000 of common shares of TNR by December 31, 2009, at which time NovaGold has a one-time back-in option to regain a 50% interest by agreeing to expend the next $8 million on the project.

TNR has also arranged a secured debt facility of $150,000 with Quest Capital Corp. ("Quest"). The $150,000 loan from Quest is due by September 30, 2004 and the facility bears interest at 12% per annum. A loan bonus of $22,500 payable in shares of TNR is issuable to Quest as consideration for the loan. The loan proceeds are being applied to pay out a convertible debenture issued by TNR in November 2003

ON BEHALF OF THE BOARD

Paul Chung
Director

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

June 10, 2004

TENKE ACQUIRES RIGHTS TO TNR NORTHERN PROPERTIES IN NW ARGENTINA

TNR Gold Corp. ("TNR") is pleased to announce that it has reached an agreement with Tenke Gold Corp. ("Tenke"), amending the existing July 1, 2002 agreement to include concession rights to a package of TNR's copper/gold exploration projects in the San Juan and La Rioja Provinces, Argentina (the "Northern Properties"). These are added to theearn-in right on the Batidero Property.granted to Tenke by TNR under the July 1, 2002 agreement.

Under the terms of the amended Batidero earn-in agreements, Tenke can earn a 75% interest in the TNR Northern Properties by the issuance of 100,000 shares of the Company and expending an additional Cdn $500,000 on the aggregate property position over an option period which has been extended from June 30, 2006 to June 30, 2007. After Tenke has earned its 75% interest, TNR can retain its 25% interest through a joint venture by which TNR supplies 25% of the funds toward exploration and development of the Northern Properties; otherwise, it can elect to receive royalty interest on the project.

The TNR Northern Properties consist of a package of mineral rights, totaling approximately 41,000 hectares, known as Solitario 17, Ritsuko, Ranchillos - Rio Blanco, La Brea, Caserones and Cateo 26 mining leases.

The TNR Northern Properties, along with the Batidero property, are part of a large, strategic land position held by the two companies in this under-explored area of Argentina. On adjacent projects, Vicuna and Josemaria, Tenke has made two new significant copper/gold mineral discoveries. The property group is the subject of a multi-phase exploration program with drilling to resume in October/November, 2004 as weather permits.

TNR is continuing its strategy to create shareholder value by exploring and developing its portfolio of properties in Argentina through joint ventures.

At TNR's 2004 Annual General Meeting held June 10th, all matters presented to the shareholders were approved, and the existing board of directors – Gary Schellenberg, Paul Chung, Christopher Herald, John Fraser and Greg Johnson – re-elected.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.

June 24, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

DRILLING AT LA CAROLINA PROJECT COMMENCES

TNR Gold Corp. has been informed by its joint venture partner, Geocom Resources Inc., that drilling has commenced at the La Carolina Project in San Luis Province, Argentina. Four diamond drill holes have been completed in the Estancia zone as part of a planned 3,500-meter core program. The Company plans to drill test gold zones located in each of the Estancia, Cerro Mogote, Cerro Pajaros, and El Camino areas, as noted in earlier news releases. Some of these areas contain multiple gold zones.

Drilling will test new mineral targets developed during 2003-2004 field programs of geologic mapping, rock chip sampling, and grid soil sampling. The program will also evaluate and hopefully validate the reinterpretation of mineral occurrence controls established by Geocom geologists. As well, drilling is intended to confirm gold occurrences previously identified in drill programs conducted by the Argentine government and Anglo Gold Corp.

Geocom reported that initial logging of core retrieved from the first three drill holes appears to confirm Geocom's reinterpretation of the geologic setting for gold occurrences at La Carolina, and strongly suggests that mineralization is hosted by regional, deep-seated fault structures. Visual evaluation of the core also shows significant sulphide mineral concentrations associated with the anticipated structures intersected in the drill holes. The structures encountered in the holes drilled to date correlate well with anomalous gold values in surface sampling completed earlier this year.

Previous drilling was aimed at gold in volcanic rocks ("breccias") adjacent to the regional structures mapped by Geocom geologists. Although the earlier drilling encountered gold in the breccias, the mineralization was erratic and discontinuous, making geologic resource calculations difficult. These regional controlling structures support the possibility of identifying more continuous gold mineralization. This could also simplify resource calculations.

In addition, continuing fieldwork is planned at the Quemado zone and an evaluation of the northern half of the La Carolina property.

TNR has granted Geocom an option to earn 75% interest in the Carolina project by spending US$2 million over the next 4 years. After the earn-in period TNR can elect to participate on a per ratio basis on expenditures or receive a royalty interest.

This news release has been prepared under the supervision of Mr. John Harrop, P. Geo, TNR's qualified person on the Carolina Project.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
President

Safe Harbor Statement:

Statements in this document that are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this release include statements regarding the Company's planned 3,500 meter drilling program, including its plan to drill test multiple gold zones located in each of the Estancia, Cerro Mogote, Cerro Pajaros, and El Camino zones, as well as its planned interpretation of the drill core, mapping and sampling results, structural interpretations, and ore body and size potential. Forward-looking statements in this release also include the Company's plan to test new mineral targets developed during 2003-2004 field programs of geologic mapping, rock chip sampling, and grid soil sampling, and its planned evaluation and validation of the reinterpretation of mineral occurrence controls established by Company geologists, and its intention to confirm gold occurrences previously identified in drill programs conducted by the Argentine government and Anglo Gold Corp., as well as the Company's plans to continue fieldwork at the Quemado zone and carry out an evaluation of the northern half of the La Carolina property. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as the inability to continue working in Argentina, the inability to finance the planned work programs and unforeseen difficulties in commencing or completing a work program, or results of the programs not showing any commercial grades of minerals, any of which could among other things, delay, impede or prevent the planned explorations and harm the viability of the Corporation.

TNR GOLD CORP.

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX.V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

July 12, 2004

$650,000 NON-BROKERED FINANCING

TNR Gold Corp. (TNR:TSX.V) wishes to announce that it has arranged the non-brokered private placement of 5 million units at $0.13/unit to net the Company $650,000. Each unit consists of one share plus 1 share purchase warrant, exercisable at $0.16 for a 2-year period.

Proceeds of the private placement will be used to fund a summer-autumn exploration program on the Company's Shotgun Gold Project in Alaska as well as for general corporate purposes.

A finder's fee of 7% is payable on the placement.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.

July 22, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX.V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

$650,000 NON-BROKERED FINANCING

TNR Gold Corp. (TNR:TSX.V) has been advised that an investor in the Company's Private Placement – previously announced July 12, 2004 – has arranged the sale of 500,000 shares of the Company through the facilities of the TSX Venture Exchange at $0.13 per share. Purchasers of these free-trading shares will include "pro group members," as defined by securities regulations. The investor is using the proceeds of the sale to purchase 500,000 Units of the Company's private placement. The total placement is 5 million units at $0.13 per unit. Each unit consists of one share plus one share purchase warrant exercisable at $0.16 for a 2-year period.

A finder's fee of 7% in cash is payable on a portion of the placement.

The placement is subject to final regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.

July 29, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX.V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

$650,000 NON-BROKERED FINANCING CLOSED

TNR Gold Corp. (TNR:TSX.V) is pleased to announce that the private placement originally announced July 12, 2004 has closed. A total of 5,000,000 Units at $0.13 per Unit were placed, for gross proceeds of $650,000. Each Unit is comprised of one common share and one share purchase warrant, exercisable for a period of two years at a price of $0.16 per share. The securities issued under the Private Placements are subject to a hold period expiring on November 29, 2004. A finder's fee of 7% of proceeds placed was payable in cash on a portion of the private placement.

Proceeds of the placement will be applied to fund exploration on the Company's Shotgun Project in Alaska and for general corporate purposes.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.

August 18, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX.V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ALASKA PROJECTS UPDATE

TNR Gold Corp. ("the Company") is pleased to provide the following update regarding its exploration projects in Alaska:

Shotgun Project: The Company has mobilized an exploration crew to its Shotgun Project in the Kuskokwim Mineral Belt in western Alaska. The focus of this year's program is to delineate drill targets on the Shotgun zone extension and at the Shot, King, and Winchester showings. Previous work at Shotgun by joint-venture partner NovaGold Resources Inc. has identified an inferred resource of approximately one million ounces gold, with numerous targets still untested. (Note: This resource estimate is used as an historical reference only. It is not fully compliant with CIM Standards on Mineral Resources and Reserves used by NI43-101. See "Summary Report for the Shotgun Gold Prospect, Kuskokwim Mineral Belt, Alaska," dated March 1, 2004, on SEDAR.) The Company believes that there are several key similarities between the Shotgun occurrence and that of the 25-million-ounce Donlin Creek gold deposit to the north.

Iliamna Project: The Company has been notified by joint-venture partner Geocom Resources Inc. ("Geocom") that it intends to drill several new targets on the Iliamna Project later this summer. Iliamna is also located in the Kuskokwin Mineral Belt in Alaska. The focus of this year's drilling program is to expand the porphyry copper-gold mineralization encountered in last year's drill program. At present Geocom, the project operator, is awaiting permits to be issued so that drilling can commence.

Mr. John Harrop, P. Geo, is the Company's qualified person for this news release.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

September 1, 2004

La Carolina Drilling Results

TNR Gold Corp. ("TNR") is pleased to report the receipt of sample assays from the diamond drill program on the La Carolina Gold Project. A total of 2,500m were drilled in 15 holes to test previously defined gold anomalies at the Cerro Mogote, Estancia, Camino and Cerro Pajaros showings. This program has been conducted by TNR's partner, Geocom Resources Inc (OTCBB:GOCM), which has the right to earn 75% of the project (see TNR news release dated 5 May 2003).

Geochemically anomalous gold values were encountered in thirteen of fifteen drill holes; this appears to confirm the shear-zone hosted nature of the mineralization. (See TNR news release, April 14, 2004.) Two holes drilled at the El Camino anomaly intersected the same gold-bearing structure encountered in earlier drilling. Selected assays for the holes are shown below:

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	As (ppm)
C-01-04	11.2	34.2	33	3.91	31.2	732
	43.1	53	9.9	2.0	35.9	656
	91.2	120.2	29	1.46	25.7	678
C-03-04	61.4	75.0	13.6	1.83	23.3	668

Based on drill assays, the Geocom's geologists have confirmed the association of gold mineralization with regional fault structures. In addition, there is a strong association of anomalous gold with enhanced arsenic values, which could provide a guide to further exploration. Analysis and interpretation of trace-element data combined with a synthesis of assay results and geologic data are underway. Surface exploration of the northern half of the project area has yet to be initiated.

The Company utilized ALS Chemex Laboratories for its analyses. In addition to the internal standards used by ALS Chemex to ensure quality of assays, Geocom submitted its own geochemical standards to maintain quality control in sampling and analysis.

This news release has been prepared under the supervision of Mr. John Harrop, P. Geo, TNR's qualified person on this news release. (The Geological Summary Report of the La Carolina Project, dated May 15, 2004, is available at www.sedar.com.)

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR Gold Corp.

September 21, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

Geophysics Program on Iliamna Project Completed; Drilling Commences

TNR Gold Corp. ("TNR") is pleased to announce that a detailed geophysical survey over the H Block claims of the Iliamna Project has been completed and that drilling on this claim block has commenced.

Geophysics Findings

The geophysical survey was conducted by Geocom Resources Inc. ("Geocom"), TNR's joint-venture partner and the operator of the project, and consisted of a three-dimensional induced polarization-resistivity study of the area drilled in 2003.

Forty-seven line kilometers (28 miles) of grid were surveyed, encompassing the area surrounding the two discovery diamond drill holes completed in 2003. The survey delineated several anomalies, two of which occur adjacent to each of the 2003 drill holes, which are located on the flanks of strong chargeability anomalies. Hole H-01-03 sits at the southeastern edge of a 350m by 300m (1,150 ft by 984 ft) chargeability high, which appears to be expanding and trending southwest at depth. At the location of H-02-03, a circular zone of high chargeability of 350m (1,150 ft) in diameter is situated 200m (656 ft) to the north of the drill hole.

At least three other high-priority targets have been identified through this survey. These include a 500m by 250m oval shaped anomaly, which displays some of the highest readings on the property and is located 400m (1300 ft) southeast of drill hole H-01-03. A three-lobed anomaly centered 600m (1969 ft) southeast of drill hole H-02-03 covers an area of 500m by 650m (1640 ft by 2133 ft), and appears to coalesce at depth. These anomalies also show very high chargeability values. A circular feature 250m (820 ft) in diameter is located 1100m (3609 ft) east of drill hole H-01-03 shows moderate chargeability values.

Drilling Program

Drilling on the Iliamna Project commenced on September 19, 2004. Geocom intends to drill a minimum of 1,000 metres, total, at four locations on the H Claim block. Two of the target areas are adjacent to drill holes completed in 2003, where copper-gold mineralization was encountered in core. Detailed geophysical programs conducted earlier in 2004 identified two additional targets.

At the D claims block of the Iliamna Project, Geocom intends to conduct additional geophysical studies after freeze up to better delineate drill targets and a reliable estimate of depth to bedrock. Drilling on the D claims will occur in the 2005 field season.

Iliamna is located in the Kuskokwim gold belt in southwest Alaska, which is host to the multi-million ounce deposits at Donlin Creek and Pebble. Geocom has an option to earn a 75% interest in TNR's option to earn a 70% interest in BHP Minerals International Exploration Inc.'s Iliamna Project.

This news release has been prepared under the supervision of Mr. John Harrop, P. Geo, TNR's qualified person on this news release.

On Behalf of the Board,

Gary Schellenberg, President

Gold Corp.

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

October 21, 2004

News Release

The Company wishes to advise that it has granted incentive stock options to certain directors and employees of TNR Gold Corp. entitling them to purchase up to 1,075,000 common shares of the capital stock in the Company at a price of $0.13 per share for the next two years. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Per:

Gary Schellenberg
President

TNR GOLD CORP.

November 12, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

$975,000 Private Placement

November 12, 2004: TNR Gold Corp. ("TNR") advises it has arranged a placement of 6,500,000 Units at $0.15 per Unit. Each Unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common shares for a period of two years from closing at $0.20 per share during the first year and $0.25 per share during the second year . Tenke Mining Corp. intends to subscribe for 5 million units which upon closing would represent approximately 18% of the issued and outstanding shares of the company. A finders fee of 7% is payable in Units to CIBC Wood Gundy in respect of 6,000,000 of the Units.

Proceeds of the placement will be applied to the Company's Shotgun Project joint venture with NovaGold Resources, and for general working capital. The placement is subject to regulatory approval.

On behalf of the board,

"Gary Schellenberg"

Gary Schellenberg, President

Gold Corp.

P.O. Box 11604
620 - 650 West Georgia St.
Vancouver, British Columbia
Canada V6B 4N9

Telephone: 604.687.7551
Fax: 604.687.4670
Toll Free: 1.800.667.4470
www.tnrgoldcorp.com

December 3, 2004

TNR GOLD CORP.

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

$975,000 Private Placement Closed

TNR Gold corp. ("TNR") advises it has now closed the non-brokered private placement of 6,500,000 Units at $0.15 per Unit, announced November 12, 2004. Each Unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share for a period of two years from closing at $0.20 per share during the first year and $0.25 per share during the second year. Tenke Mining Corp. has subscribed for 5 million units, which represents approximately 18% of the issued and outstanding shares of the company. A finder's fee of 7% has been paid in respect to a portion of the placement.

The shares issued in this placement are restricted for re-sale until April 2, 2005.

ON BEHALF OF THE BOARD,

"Gary Schellenberg"

Gary Schellenberg, President

Gold Corp.

December 9, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551Facsimile: (604) 687-4670
Toll Free: 800-667-4470http://www.tnrgoldcorp.com
Trading Symbol: **TSXV: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

AMENDMENT TO ILIAMNA AGREEMENT WITH BHP BILLITON

TNR Gold Corp. ("TNR") advises that the Property Farm-Out Agreement ("the Agreement") with BHP Minerals International Exploration Inc. ("BHP Billiton"), announced October 15, 2002, has been amended.

Under the Agreement dated September 26, 2002, BHP Billiton granted TNR the right to acquire a 70% interest in three claim blocks, the "D", "H" and "S", held by BHP Billiton in the Iliamna Lake area of southwest Alaska. As consideration, TNR granted to BHP Billiton 1,000,000 share purchase warrants exercisable for two years at $0.40 during the first year and $0.45 during the second year. In order to maintain its option, TNR was obligated to spend $800,000 within two years and $2,500,000 within four years of the date of the Agreement and to complete at least 1,750 metres of diamond drilling on the Iliamna Project within two years. BHP Billiton has the right to back in to 70% ownership of the property by incurring all expenditures required to complete a feasibility study and to 80% by arranging all financing necessary to bring a mine on the Iliamna Project to commercial production and by assuming liabilities for 80% of such a financing.

On May 7, 2003, TNR entered into an agreement with Geocom Resources Inc. ("Geocom") to grant Geocom a 75% interest in TNR's option to earn a 70% interest in the Iliamna claims. Upon accomplishing its earn-in obligations, Geocom would hold a 52.5% interest in the project. Under this option agreement, Geocom was obligated to spend (and has spent) US$500,000 before September 26, 2004, subject to BHP Billiton's back-in option.

As a result of certain delays, TNR and BHP Billiton have agreed to amend the TNR's obligations under the terms of the original Agreement in the following material ways:

- TNR is now allowed to earn interests separately in the D claim and the H & S claims.
- TNR is granting to BHP Billiton warrants to purchase 1,000,000 shares at $0.40 for two years. These replace the warrants that have expired.
- TNR will complete a geophysical survey over the D Claims on or before June 30, 2005.
- TNR will decide, by June 30, 2005, whether to commit to drill 2 drill holes of not less than 250 metres each on the D Claims, failing which the option over the D claims will terminate.
- The required 1,750 metres of diamond drilling on the Property is to include no fewer than 2 drill holes of not less than 250 metres each on the D Claims and no fewer than 3 drill holes of not less than 250 metres each on the H Claims on or before December 31, 2005. Through Geocom's work on the claim thus far, 1760 metres have been drilled on the Iliamna Project and TNR has satisfied its work and expenditure obligations with respect to the H claims.
- TNR has received an extension in the time required to incur aggregate expenditures of not less than $2,500,000 to on or before the December 30, 2006 (if BHP Billiton exercises the Warrants on or before July 31, 2005) or by incurring aggregate expenditures of not less than $800,000 on or before December 31, 2005 (if BHP Billiton does not exercise the Warrants on or before July 31, 2005).

Exploration on the Iliamna-Bristol claims was originally conducted in 2000 by Rio Algom Exploration Inc. ("Rio"), which was subsequently taken over by BHP Billiton. Work consisted of a regional airborne magnetic survey followed by reconnaissance geology and wide spaced Induced Polarization/Resistivity surveys in selected areas. BHP Billiton's results suggested that these claims may have the potential to host porphyry copper-gold-molybdenum systems comparable to the Pebble deposit, located some 100 km to the northeast. The Pebble deposit, discovered by Cominco in 1987 and currently under option to Northern Dynasty Minerals Ltd., has an estimated inferred mineral resource of one billion tonnes grading 0.3% Cu and 0.34 g/t Au, with a higher-grade core zone of 54 million tonnes grading 0.54% Cu and 0.46 g/t Au. Initial target definition in areas covered by glacial overburden and/or Tertiary volcanic rocks, as is the case on the subject claims, was based on the recognition of magnetic signatures of hidden intrusive complexes similar to Pebble.

BHP Billiton's results also suggest large targets bearing striking geophysical similarities to NovaGold Exploration Corp.'s Donlin Creek gold deposit as well as to NovaGold and TNR's Shotgun gold prospect located in the emerging Kuskokwim Gold Belt. The Shotgun project area is located approximately 100 km to the northwest.

In conjunction with its Shotgun exploration program, TNR plans to advance these target areas, with its joint-venture partner and project operator Geocom, with more detailed ground geophysics to define drill targets for a subsequent drilling program in 2005.

The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

ON BEHALF OF THE BOARD

Per:
Paul Chung
Director

TNR Gold Corp.

December 10, 2004

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551Facsimile: (604) 687-4670
Toll Free: 800-667-4470http://www.tnrgoldcorp.com
Trading Symbol: **TSXV: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

TNR GOLD CORP. DROPS OPIKEIGEN OPTION

TNR Gold Corp. ("the Company") advises that it will not be exercising its option to acquire a 50% interest in the Opikeigen Lake Gold Project from Slam Exploration Ltd. and Pure Gold Minerals Inc. The Company will focus its exploration efforts on the Shotgun Project, in Alaska, and on developing additional joint-venture relationships for its portfolio of properties in northwest Argentina.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

January 7, 2005

TNR Appoints Paul K. Conibear to Board of Directors; Options Granted

TNR Gold Corp. ("TNR") is very pleased to announce the appointment of Paul K. Conibear to TNR's Board of Directors. Mr. Conibear has over twenty years experience in mining projects in North America, Spain, Central and West Africa, Chile, and extensive experience on exploration and development projects in Argentina. A civil engineer by training, his background includes eighteen years of project and construction management on a wide range of international projects. Mr. Conibear spent many years with Fluor Daniel Wright, where he held progressively more senior project management positions followed by five years as part of the management team that established the highly successful Simons Mining Group (Amec).

For the last six years, Mr. Conibear has been a senior officer and director of several Lundin Group companies, and he is currently President of Tenke Mining Corp, which is focused on copper and gold development projects in the Democratic Republic of the Congo and Argentina. Mr. Conibear's experience and leadership will be an invaluable asset to TNR and its shareholders.

TNR has granted to Mr. Conibear incentive stock options entitling him to purchase up to 75,000 shares of the capital stock of the company for a period of two years. The price of these options will be based on the average closing price of the stock over the last ten trading days. The stock options are subject to regulatory approval.

ON BEHALF OF THE BOARD

John Fraser,
Director

Gold Corp.

January 10, 2005

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551Facsimile: (604) 687-4670
Toll Free: 800-667-4470http://www.tnrgoldcorp.com
Trading Symbol: **TSXV: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

ARGENTINA WORK PROGRAM TO COMMENCE

TNR Gold Corp. (the "Company") is pleased to report that its joint venture partner Tenke Mining Corp. has announced the start of the 2005 exploration drilling season at the Batidero copper/gold project in northwest San Juan Province in Argentina. Drills, a geophysical crew, and equipment are currently being mobilized.

Geochemical results from a talus sampling program conducted by Tenke in November/December 2004 have outlined a new, large copper/gold anomaly 1.5 kilometres south of Tenke's Josemaria target zone, potentially expanding the known porphyry system onto the adjacent TNR and Tenke's joint-ventured Batidero property. Induced Polarization (IP) survey results correlate with the geochemical results favourably at this Southern Target zone. Trenching and detailed surface mapping of andesitic-dacitic porphyry suboutcrops indicate rocks of similar composition and alteration as those mapped at the Josemaria target to the north. Along fractured flanks of the Southern Target outcrops, several zones of similar porphyries and the host andesitic sequence show intense copper oxides in an almost identical arrangement to that of Josemaria to the north.

The work program will comprise further geochemical and geophysical testing followed by approximately 4,900 metres of reverse-circulation (RC) drilling (14 holes) and 2,100 metres of cored drilling (5 holes) utilizing two rigs. The drilling will test expansion of the Josemaria discovery zone as well as new targets with a portion of the cored drilling allocated to twinning previous RC holes from last season on the Josemaria property. RC drilling is expected to commence in mid- January. Core drilling will start in February.

The upcoming drill program will in part test continuity of the Josemaria porphyry system into Batidero. Drilling will initially cover an overall area of approximately 750 metres east-west and 1.5 kilometres north-south to depths of greater than 300 metres.

This news release has been prepared under the supervision of Mr. John Fraser, P. Geo, TNR's qualified person on this news release.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

Gold Corp.

January 21, 2005

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551Facsimile: (604) 687-4670
Toll Free: 800-667-4470http://www.tnrgoldcorp.com
Trading Symbol: **TSXV: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

PROJECT UPDATE

TNR Gold Corp. ("TNR") is pleased to announce the completion of 2004 season of exploration on the Shotgun project. The focus of the 2004 season was to explore areas with geology and geochemistry similar to that of the area now called the Main Shotgun Zone. This exploration resulted in the acquisition of 14,080 acres of new mineral claims. The new areas follow a north-south trend from the Main Shotgun Zone and are called the Shot, King and Winchester Areas. Like the Main Shotgun Zone, all contain intrusives hosted in hornfels of the Kuskokwim sediments. Geochemical characterization of these areas based on samples collected this season is underway.

Follow-up exploration on the new properties has identified new drill targets for the 2005 exploration season in addition to extension drilling on the Main Shotgun Zone. Drilling is expected to commence in early summer 2005.

The Shotgun property is located in SW Alaska, 110 miles south of the Donlin Creek deposit and is geologically similar to the Dome Zone at Donlin. The Shotgun Zone is exposed at surface. Drilling completed (3,100m) by joint venture partner NovaGold Resources Inc. outlined an Inferred Resource of 980,000 ounces Au grading 0.93 g/t at a 0.5 g/t cutoff. (This resource is not fully compliant with CIM Standards on Mineral Resources and Reserves and is used as an historical reference – see "Summary Report for the Shotgun Gold Prospect, Kuskokwim Mineral Belt, Alaska" dated March 1, 2004 and filed on SEDAR.)

TNR has an option to earn up to 50% interest from Nova Gold in the Shotgun Project by spending US$3.1 million dollars on exploration over the next four years to advance the project toward a production decision. TNR has a further option to earn an additional 20% interest in the Shotgun Project.

TNR is also pleased to announce that it will have a booth at the Cambridge House Resource Conference on January 23-24, booth #402, at the Vancouver Convention & Exhibition Centre, Exhibit Hall A, 200-999 Canada Place in Vancouver, BC. TNR management, directors, geologists, and investor-relations specialists will be available to discuss ongoing company projects.

This news release has been reviewed by John Harrop, a Qualified Person under NI43-101.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

Gold Corp.

February 10, 2005

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSXV: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

News Release

The Company wishes to advise that it has granted incentive stock options to certain directors and employees of TNR Gold Corp. entitling them to purchase up to 1,100,000 common shares of the capital stock in the Company at a price of $0.35 per share for the next two years. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Per:

Gary Schellenberg
President